UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY GENERAL MEETING

Final Synthetic voting map

In compliance with CVM Resolution No. 81/22, we present the final synthetic voting map consolidating the remote voting instructions and the ones made in person by each item of the remote voting form, referring to the matters submitted to the approval of the Ordinary General Meeting held on April 28, 2023, at 3:00 p.m.

Item	Resolution	Voting	Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2022, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.	Approve	3,636,642,222	-
		Reject	9,929	-
		Abstain	26,156,610	-
2	To DECIDE on the allocation of net income for the year 2022 and the distribution of dividends.	Approve	3,662,731,071	-
		Reject	8,941	-
		Abstain	68,749	-
3	To FIX the number of members that will compose the Board of Directors in the mandate from 2023 to 2025.	Approve	3,662,707,736	-
		Reject	36,950	-
		Abstain	64,076	-
4	Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). – Single ?	Approve	3,656,406,648	-
		Reject	3,320,643	-
		Abstain	3,081,471	-
5	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	Approve	3,565,588,661	-
		Reject	97,149,696	-
		Abstain	70,404	-
6	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	Approve	12,762,632	-
		Reject	0	-
		Abstain	3,513,315,989	-

[Free English Translation]

7	View of all the candidates that compose the slate to indicate the cumulative voting distribution
	Deborah Stern Vieitas - Chair and Independent Board member		1,834,865 (10.1976553%)	-
	Jose Antonio Alvarez Alvarez – Vice Chair		1,802,143 (9.90611%)	-
	Angel Santodomingo Martell - Board member		1,802,143 (9.90611%)	-
	Deborah Patricia Wright - Independent Board member		1,834,865 (10.19766%)	-
	Ede Ilson Viani - Board member		1,802,143 (9.90611%)	-
	José de Paiva Ferreira - Independent Board member		1,802,143 (9.90611%)	-
	José Garcia Cantera - Board member		1,776,634 (9.67883%)	-
	Marília Artimonte Rocca - Independent Board member		1,834,865 (10.1976553%)	-
	Mario Roberto Opice Leão - Board member		1,802,143 (9.90611%)	-
	Pedro Augusto de Melo - Independent Board member		1,834,865 (10.1976553%)	-
	To FIX the annual global compensation of the Company´s management and members of Audit Committee,	Approve	3,662,582,267	-
8		Reject	53,713	-
		Abstain	172,783	-
	You wish to request the installation of the Fiscal Council, pursuant to art, 161 of Law 6404/76? * Note: This resolution is not included in the agenda of the OGM, and was inserted in compliance with the provisions of article 36, sole paragraph, of Resolution CVM 81/22,	Approve	8,679,756	9,998,299
9		Reject	6,687,269	6,687,269
		Abstain	3,510,711,596	3,344,048,173

Gustavo Alejo Viviani

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer